UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-175708

AMERICAN RENAL ASSOCIATES

HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

500 Cummings Center, Suite 6550

Beverly, Massachusetts 01915

(978) 922-3080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.75%/10.50% SENIOR PIK TOGGLE NOTES DUE 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Note: In 2011, American Renal Associates Holdings, Inc. (the “Company”) registered the 9.75%/10.50% Senior PIK Toggle Notes due 2016 (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “ Commission “). All of the outstanding Securities were redeemed on March 22, 2013, and as a result, there are no outstanding Securities. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act “), the duty of the Company to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2012, because the Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Date:	March 22, 2013	By:	/s/ Michael R. Costa
Name: Michael R. Costa Title: Vice President, General Counsel and Secretary